Steven M. Przesmicki +1 858 550 6070 przes@cooley.com	VIA EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-253329)

February 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz

Jeffrey Gabor

Jeanne Bennett

Mary Mast

Re:	Longboard Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed February 19, 2021

File No. 333-253329

Ladies and Gentlemen:

On behalf of Longboard Pharmaceuticals, Inc. (the “Company”), we are submitting this supplemental letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). The Preliminary Price Range does not reflect the impact of a potential stock split (the “Stock Split”) of the Common Stock and non-voting common stock of the Company, which the Company anticipates will be effected prior to the effectiveness of the Company’s Registration Statement on Form S-1, initially filed the Commission on February 19, 2021 (the “Registration Statement”).

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry generally, as well as input received from Citigroup Global Markets Inc., Evercore Group L.L.C.,

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

Guggenheim Securities, LLC, and Cantor Fitzgerald & Co., the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock as adjusted for the Stock Split, as well as the terms of the Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. As a result of these factors and due to the volatility in the securities markets, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant and restricted stock award grant, with input from management, considering the Company’s (i) recent issuances and sales of its Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), and (ii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including:

•	the Company’s stage of development and material risks related to the Company’s business;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for the Company’s product candidates;

•	the Company’s business conditions and projections;

•	the Company’s financial position and historical and forecasted performance and operating results;

•	the lack of an active public market for the Common Stock and Preferred Stock;

•	the prices of the Preferred Stock sold to outside investors in arm’s length transactions;

•	the rights, preferences, and privileges of the Preferred Stock as compared to those of the Common Stock, including liquidation preferences of the Preferred Stock;

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of the Company in light of prevailing market conditions;

•	the hiring of key personnel and the experience of management;

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

•	trends and developments in the biopharmaceutical industry; and

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry.

The third-party valuations of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuation of the Common Stock as of October 26, 2020 (the “October 2020 Valuation”), as discussed below. The Hybrid Method was utilized for the independent third-party valuations of the Common Stock as of November 18, 2020 (the “November 2020 Valuation”), January 7, 2021 (the “January 7, 2021 Valuation”), and January 22, 2021 (the “January 22, 2021 Valuation” and together with the January 7, 2021 Valuation, the “January Valuations”), each as discussed below, taking into account the likelihood of the occurrence of certain discrete events, such as an IPO, improving market conditions and the receptivity of the market to IPOs. On and after the date of the October 2020 Valuation, the valuation methodology changed to the use of a Hybrid Method incorporating the stay private scenario (using the OPM, specifically, the backsolve method) and the PWERM, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. With respect to the January Valuations, the Company had commenced substantial preparations for an IPO and therefore had better visibility into the timing of a potential IPO. In IPO scenarios utilized in the January Valuations, the Company assumed that all outstanding shares of its Preferred Stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.

Common Stock Valuations and Stock Option and Restricted Stock Award Grants

During the previous twelve months, the Company has granted stock options as follows:

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Date of Grant
October 27, 2020	252,500	$4.31	$4.31
November 23, 2020	343,400	$5.00	$5.00
December 11, 2020	36,900	$5.00	$5.00
January 15, 2021	14,525	$10.56	$10.56
February 15, 2021	101,000	$11.81	$11.81
February 17, 2021	25,250	$11.81	$11.81
Total	773,575

On October 27, 2020, the Company also granted a restricted stock award of 252,500 shares, with an estimated grant date fair value of $4.31 per share. The Company has made no other restricted stock award grants during the previous twelve months.

October 2020 Valuation and October 27, 2020 Stock Option and Restricted Stock Award Grants

On October 27, 2020, the Company granted stock options to purchase a total of 252,500 shares of Common Stock at an exercise price of $4.31 per share, and a restricted stock award of 252,500 shares with an estimated fair value of $4.31 per share. On the date of grant, the Board determined the estimated fair value of the Common Stock was $4.31 per share based on a number of factors, including the October 2020 Valuation.

For the October 2020 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure.

For purposes of the October 2020 Valuation, the backsolve method reflected the Company’s imminent closing, which occurred on October 27, 2020, of 5,600,000 shares of its Series A Preferred Stock at a price of $10.00 per share (the “Series A Financing”). In addition, in determining the total implied equity value under the backsolve method, the Company used an estimated volatility of 85.9% and an estimated time to liquidity of 3.0 years, based on management’s best estimates of a liquidity event at such time. After applying a DLOM of 40.0%, the fair value of the Common Stock was estimated to be $4.31 per share in the October 2020 Valuation.

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

For the period from the date of the October 2020 Valuation to October 27, 2020, the Board determined there were no internal or external developments since the October 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the October 27, 2020 stock option and restricted stock award grants was $4.31 per share.

November 2020 Valuation and November 23, 2020 and December 11, 2020 Stock Option Grants

On November 23, 2020 and December 11, 2020, the Company granted stock options to purchase a total of 380,300 shares of Common Stock at an exercise price of $5.00 per share. On the date of each grant, the Board determined the estimated fair value of the Common Stock was $5.00 per share based on a number of factors, including the November 2020 Valuation.

For the November 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at 85.0%, and (ii) an IPO scenario assuming an IPO in [***], weighted at 15.0%.

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. For purposes of the November 2020 Valuation, the OPM reflected the consummation of the Series A Financing. In determining the implied total equity value under the backsolve method, the Company used an estimated volatility of 87.0% and an estimated time to liquidity of 3.0 years, based on management’s best estimates of a liquidity event at such time.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of Preferred Stock, options to purchase shares of Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.

Around the time of the November 2020 Valuation, the Company was engaged in only the early stages of its IPO process, including scheduling the organizational meeting. The Company had not yet confidentially submitted its draft registration statement on Form S-1 with the Commission, nor had it engaged in any testing-the-waters meetings. [***]. Accordingly, based on the foregoing and certain other discussions with the Company’s management, and based on the numerous processes and requirements that need to be satisfied before being able to proceed with an IPO, the going concern (stay private) scenario valued using the OPM method was weighted at 85.0%, and the IPO scenario valued using PWERM was weighted at 15.0%.

In addition, for purposes of the November 2020 Valuation, the DLOM was concluded to be 40.0% for the going concern (stay private) scenario and 10.0% for the IPO scenario.

For the period from the date of the November 2020 Valuation to November 23, 2020 and December 11, 2020, the Board determined there were no internal or external developments since the November 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the November 23, 2020 and December 11, 2020 stock option grants was $5.00 per share.

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

January 7, 2021 Valuation and January 15, 2021 Stock Option Grants

On January 15, 2021, the Company granted options to purchase a total of 14,525 shares of Common Stock at an exercise price of $10.56 per share. The Board determined the estimated fair value of the Common Stock was $10.56 per share based on a number of factors, including the January 7, 2021 Valuation.

For the January 7, 2021 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at 20.0%, and (ii) an IPO scenario assuming an IPO in [***], weighted at 80.0%.

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. In determining the implied total equity value under the back-solve method, the Company used an estimated volatility of 86.7% and an estimated time to liquidity of 3.0 years, based on management’s best estimates of a liquidity event at such time.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Company’s Preferred Stock, options to purchase Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.

The Company deemed it appropriate to apply a total of 80.0% weighting for the PWERM because by the time of the January 7, 2021 Valuation, the Company had made substantial progress towards its planned IPO, including the confidential submission of a draft registration statement on Form S-1 with the Commission on December 15, 2021, and participation in testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). However, the mere submission of a draft registration statement does not necessarily mean that the Company would be successful in consummating an IPO. Unexpected events, such as the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, risks related to the ongoing COVID-19 pandemic, geopolitical risk, or Company-specific events, such as unfavorable correspondence with the U.S. Food and Drug Administration (“FDA”) regarding the Company’s product candidates, or other preclinical and clinical development setbacks, could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the going concern (stay private) scenario valued using the OPM method was weighted at 20.0%, and the IPO scenario valued using PWERM was weighted at 80.0%.

In addition, for purposes of the January 7, 2021 Valuation, the DLOM was concluded to be 40.0% for the going concern (stay private) scenario and 5.0% for the IPO scenario.

For the period from the date of the January 7, 2021 Valuation to January 15, 2021, the Board determined there were no internal or external developments since the January 7, 2021 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the January 15, 2021 stock option grants was $10.56 per share.

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

January 22, 2021 Valuation and February 15, 2021 and February 17, 2021 Stock Option Grants

On February 15, 2021 and February 17, 2021, the Company granted options to purchase a total of 126,250 shares of Common Stock at an exercise price of $11.81 per share. The Board determined the estimated fair value of the Common Stock was $11.81 per share based on a number of factors, including the January 22, 2021 Valuation.

For the January 22, 2021 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at 20.0%, and (ii) an IPO scenario assuming an IPO in [***], weighted at 80.0%.

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. In determining the implied total equity value under the back-solve method, the Company used an estimated volatility of 89.0% and an estimated time to liquidity of 3.0 years, based on management’s best estimates of a liquidity event at such time.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Preferred stock, options to purchase Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.

The Company deemed it appropriate to apply a total of 80.0% weighting for the PWERM because by the time of the January 22, 2021 Valuation, although the Company had made additional progress towards its planned IPO, including the preparation for its planned confidential submission of an amended draft Registration Statement on Form S-1, which was submitted to the Commission on January 29, 2021, and hiring a new Chief Financial Officer, who joined the Company on January 21, 2021, there remained uncertainties that could materially impact the viability and timing of the planned IPO. [***]. In addition, the Company had not yet completed the audit of its financial statements for the year ended December 31, 2020. Moreover, unexpected events, such as the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, risks related to the ongoing COVID-19 pandemic, geopolitical risk, or other Company-specific events, such as unfavorable correspondence with the FDA regarding the Company’s product candidates, or other preclinical and clinical development setbacks, could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the going concern (stay private) scenario valued using the OPM method was weighted at 20.0%, and the IPO scenario valued using PWERM was weighted at 80.0%.

In addition, for purposes of the January 22, 2021 Valuation, the DLOM was concluded to be 40.0% for the going concern (stay private) scenario and 5.0% for the IPO scenario.

For the period from the date of the January 22, 2021 Valuation to February 15, 2021 and February 17, 2021, the Board determined there were no internal or external developments since the January 22, 2021 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the February 15, 2021 and February 17, 2021 stock option grants was $11.81 per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the January 22, 2021 Valuation and the Midpoint of the Preliminary Price Range

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the January 22, 2021 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•	In February 2021, the Company initiated the MAD portion of the Phase 1 clinical trial of LP352, the Company’s most advanced product candidate.

•

The Company made additional progress in its planned IPO, including completion of its full year 2020 audit and participation in additional testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Act.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the January 22, 2021 Valuation, which utilized a DLOM of 40.0% for the going concern (stay-private) scenario and 5.0% for the IPO scenario, represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might never be publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The holders of the Preferred Stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Preliminary Price Range described assumes (i) the exchange, on a share-for-share basis, of a to-be-determined amount of Preferred Stock into non-voting common stock immediately prior to the effectiveness of the Registration Statement, and (ii) the automatic conversion of the balance of such shares of Preferred Stock into Common Stock immediately prior to the closing of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such Preferred Stock results in a higher valuation of the Common Stock.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in January 2021 is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

February 23, 2021

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option and Restricted Stock Award Grants” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*    *    *

Please contact me at (858) 550-6070, Charles S. Kim of Cooley LLP at (858) 550-6049, or Alexa M. Ekman of Cooley LLP at (858) 550-6183 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Steven M. Przesmicki
Steven M. Przesmicki
Cooley LLP

cc:	Kevin R. Lind, Longboard Pharmaceuticals, Inc.

Brandi L. Roberts, Longboard Pharmaceuticals, Inc.

Charles S. Kim, Cooley LLP

Asa M. Henin, Cooley LLP

Alexa M. Ekman, Cooley LLP

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Chris G. Geissinger, Latham & Watkins LLP

*FOIA Confidential Treatment Requested by Longboard Pharmaceuticals, Inc.*

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com